1275 Pennsylvania Ave., NW
Washington, DC 20004-2415
tel 202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: Cynthia.krus@sablaw.com

March 31, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:    Allied Capital Corporation — Registration Statement on Form N-2

Dear Sir/Madam:

     On behalf of Allied Capital Corporation (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) and a filing fee in the amount of $8,594 on March 31, 2008 for the registration of 11,527,000 shares of the common stock of the Company. The Registration Statement relates to the shelf offering of shares of the Company’s common stock under Rule 415 of the Securities Act.

     The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-141848), except for the updating of financial information and certain other data.

     Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus